TO:

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

FROM:

Skybox Sports Network, Inc.

December 11, 2020

Re: Response to Comment Letter Dated November 30, 2020

Re: Skybox Sports Network Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed December 04, 2020

File No. 024-11343

Comment 1:

Form 1-A/A Filed December 4, 2020 Dilution, page 11

1.	We have reviewed your response to prior comment four. We note that you calculated the percent dilution to new investors by subtracting the per share dilution to new investors from the offering price and then multiplying by 100. Please tell us why you did not divide the per share dilution to new investors by the offering price and then multiply by 100 in order to calculate the percent dilution to new investors.

Response:

Duly noted. After discussions with both our auditor and accountant, we have adjusted our calculations and edited the Percent Dilution to New Investors in the Dilution Table, page 11 in response to the Comment as follows:

Percent Dilution to New Investors 28.02% 16.35% 11.55% 8.93%

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

/s/ Ronald Frederickson

Ronald Frederickson – CEO, Chairman/Director

SKYBOX SPORTS NETWORK, INC.